                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       For the month ended March 31, 2003


                          ----------------------------



                                   OLICOM A/S
                 (Translation of registrant's name into English)


                                 Kongevejen 239
                                 DK-2830 Virum
                                     Denmark
                    (Address of principal executive offices)


                          -----------------------------


        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F [X]  Form 40-F [ ]

           [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby
                        furnishing the information to the
           Commission pursuant to Rule 13g3-2(b) under the Securities
                              Exchange Act of 1934.

                                 Yes [ ]  No[X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable




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                                   OLICOM A/S
                                    FORM 6-K




ITEM 1 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This Report on Form 6-K includes materials distributed to shareholders of Olicom A/S in connection with its Annual General Meeting of Shareholders to be held April 10, 2003, together with the Annual Report of Olicom A/S, including Group and Parent Company Financial Statements, prepared in accordance with the Danish Company Accounts Act, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

         This Report contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "expect", "estimate", "intend", "plan", "should", "could", "may", "objective", "target", "goal" and "strategy" (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience.

ITEM 2 EXHIBIT

                                                                                            Page
                                                                                            ----

        Exhibit 99.1      Notice of Annual General Meeting of Shareholders to be Held         4
                          April 10, 2003

        Exhibit 99.2      Summary of the Financial Statements for 2003                        9

        Exhibit 99.3      Annual Report of Olicom A/S, including Group and Parent            14
                          Company Financial Statements, prepared in accordance with the
                          Danish Company Accounts Act, the Danish Accounts Instructions
                          and the guidelines for public companies established by the
                          Copenhagen Stock Exchange





                                     Page 2
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                                   SIGNATURES


The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Olicom A/S



Date:  March 14, 2003                     By: /s/ Boje Rinhart
                                              ----------------------------------
                                              Boje Rinhart
                                              Chief Executive Officer



                                     Page 3
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

        EXHIBIT
        NUMBER                          DESCRIPTION
        -------                         -----------
         99.1     Notice of Annual General Meeting of Shareholders to be Held
                  April 10, 2003

         99.2     Summary of the Financial Statements for 2002

         99.3     Annual Report of Olicom A/S, including Group and Parent
                  Company Financial Statements, prepared in accordance with the Danish Company Accounts Act, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange